Threadmark LP

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2024

Threadmark LP
Table of Contents
As of December 31, 2024

Facing Page to Form X-17A-5

Affirmation to Officer

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Notes to Financial Statements

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69535

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Threadmark LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Park Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212 7514422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Demarco Sciaccotta Wilkens& Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods CT, suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Ajay Ahuja</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Threadmark LP</u>, as of <u>December</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: *Ajay Ahuja*

Title:
CFO COO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DSWD
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Threadmark LP (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 27, 2025

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

Threadmark LP
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$	2,145,063
Prepaid Expenses		37,668
Right of Use Asset		128,992
Due From Related Parties		2,627,703
Security Deposit		22,943
Total Assets	$	4,962,369

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts Payable and Accrued Expenses	$	993,177
Lease liability		128,991
Partners' Equity		3,840,201
Total Liabilities and Partners' Equity	$	4,962,369

1. <u>**Nature of Operations**</u>

   Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. <u>**Summary of Significant Accounting Policies**</u>

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   The following is a summary of the significant accounting policies followed by the Partnership.

   Income Taxes
   The partners report the Partnership's income or loss on their income tax returns. Accordingly, no provision for federal and state income taxes has been recorded.

   Leases
   The Company recognizes and measures its lease in accordance with Financial Accounting Standards Board ASC 842, Leases. The Company is a lessee for a noncancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset as of January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable, and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2.   **Summary of Significant Accounting Policies (continued)**

Leases (continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term. The discount rate used to determine the lease liability and right of use asset was 5%.

Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, private placements of securities and agreement with its foreign Parent pursuant to which the Company solicits U.S. customers for the private placements of securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

3.   **Related party transactions**

During the period ended December 31, 2024, the Partnership recognized 100% of its revenue from an affiliated company, Threadmark Partners Limited (PL) and Threadmark LLP (LLP), for which there are agreements in place. These affiliated company is related through common ownership and management.

The Partnership shared general and administrative expenses with LLP and PL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2024 the Partnership allocated expenses totaling $230,453 to LLP and $323,429 to PL.

3.   <u>**Related party transactions**</u> (continued)

At December 31, 2024, the Partnership was owed approximately $2,232,602 from PL of which approximately $1,928,516 was from a placement fee and approximately $304,087 shared expenses incurred during the year.

At December 31, 2024, the Company owed $393,601 to LLP for shared expenses incurred during the year.

At December 31, 2024, the Company balance to Threadmark GP LLC the General Partner for shared expenses incurred during year, was $1,500.

4.   <u>**Concentrations**</u>

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5.   <u>**Commitments**</u>

The Partnership has an obligation as a lessee for office space with a term of one year. The remaining term of the lease is less than a year. The Partnership classified this lease as an operating lease.

Supplemental cash flow information:
ROU assets obtained in exchange for lease liability:
Operating lease $128,991

Amounts reported in balance sheet as of December 31, 2024 were as follows:
ROU asset $128,991
Lease liability $128,991

Maturities of lease liability under noncancelable operating lease as December 31, 2024

	Minimum Lease Commitments
2025	131,423
Imputed interest	(2,430)
Lease liability	$128,991

5.   <u>**Commitments**</u> **(continued)**

Future minimum payments due under another agreement totaled approximately $3,700. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice. The third agreement is a month to month agreement that can be terminated by either party. Rent expense amounted to approximately $230,159 for the year ended December 31, 2024.

6.   <u>**Net Capital Requirement**</u>

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2024, the Partnership's net capital was $2,064,932, which was $1,998,719 in excess of its minimum requirement of $66,212 under SEC Rule 15c3-1.

7.   <u>**401(k)**</u>

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company is permitted to make discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. There were no discretionary contributions for the year ended December 31, 2024.

8.   <u>**Subsequent Events**</u>

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.